EXHIBIT 99.22

CONSENT OF G MINING SERVICES INC.

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2015 of IAMGOLD Corporation.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form S-8 (File No. 333-142127) of the Company.

G MINING SERVICES INC.

/s/ Louis Gignac
By:	Louis Gignac, ing. President

Dated: February 17, 2016